

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 ISA

t +44 (0) 1706 742000
www.mytravelgroup.com

14 September 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


06016968

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 14th of September 006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

9/19

part of MyTravel group

Pardus Capital Management L.P.
1001 Avenue of the Americas
Suite 1100
New York, NY 10018

September 13, 2006

By facsimile +44 (0) 170 674 2117

MyTravel Group Plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire OL11 1SA
Attention: Company Secretary

Section 198 Notification of Material Interests in Shares

Dear Sir:

This notice is given by Pardus Capital Management L.P. ("Pardus Capital") on behalf of its affiliate, Pardus European Special Opportunities Master Fund L.P. (the "Pardus Fund"), pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital of MyTravel Group plc (the "Company") indicated below arises by virtue of holdings attributed to the Pardus Fund as at September 13, 2006 (the date on which this notification obligation under Section 198 first arose). As we have previously disclosed to the Company, Pardus Capital serves as the investment manager of the Pardus Fund.

Share capital to which this relates:

461,067,136 ordinary shares of 30p each outstanding (as per correspondence from the Company dated August 3, 2006)

Number of shares in which the Pardus Fund has an interest:

32,965,000

Percentage interest of MyTravel Group plc:

7.15%

Name of registered holder:

Pardus European Special Opportunities Master Fund L.P.
P.O. Box 908GT
Mary Street
George Town, Grand Cayman
Cayman Islands

If you have any questions or need further information, please do not hesitate to contact me at +1 212 719 7568. Please note that any correspondence regarding the Pardus Fund should also be sent to c/o Pardus Capital Management L.P. at 1001 Avenue of the Americas, Suite 1100, New York, NY 10018.

Sincerely,



Mr Hamid Zanganeh

Enclosure

1001 Avenue of the Americas
Suite 1100
New York, NY 10018
Tel: (212) 719-7550

PARDUS CAPITAL PARTNERS LP

Fax

To:	MyTravel Group Plc	From:	Hamid Zanganeh
Fax:	44 170 674 2117	Pages:	2 + cover sheet
Phone:		Date:	13-Sep-2006
Re:	MyTravel Group Plc	CC:	

☑ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

Hamid Zanganeh
Chief Operating Officer
Pardus Capital Management L.P.
1001 Avenue of the Americas
Suite 1100
New York, NY 10018
(212) 719-7568 (D)
(917) 362-4044 (C)

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Pardus European Special Opportunities Master Fund L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not supplied

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Pardus European Special Opportunities Master Fund L.P.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

13 September 2006

12. Total holding following this notification

32,965,000 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

7.15% of the 30p ordinary shares

14. Any additional information

The interest in the relevant share capital of the MyTravel Group plc indicated arises by virtue of holdings attributed to the Pardus Fund as at September 13, 2006 (the date on which the notification obligation under Section 198 first arose). Pardus Capital serves as the investment manager of the Pardus Fund.

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary



Date of notification

14 September 2006



MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

12 September 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 12th of September 006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

citigroup

Transaction Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2826
E-mail: transaction.control@citigroup.com

Company Secretary
My Travel Group PLC
Fax: 01706 742 650

11 September, 2006

Dear Sir / Madam

My Travel Group PLC Ord GBP0.3 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that on 08/09/06, Standard Life Investments acquired 544,934 shares on behalf of Standard Life Group, this increased the total held as a **notifiable** interest (including material and non-material interests) to 55,530,882 shares being 12.111% of the issued stock of that class.

12.04

No. of shares held	**Registered Name**
55,530,882	Vidacos Nominees

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours sincerely

G. Young

Transaction Control

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Standard Life Group

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

544,934

6. Percentage of issued class

0.12%

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p ordinary shares

10. Date of transaction

8 September 2006

11. Date company informed

11 September 2006

12. Total holding following this notification

55,530,882

13. Total percentage holding of issued class following this notification

12.04% of the 30p ordinary shares

14. Any additional information

Not supplied

15. Name of contact and telephone number for queries

Mike Vaux +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary



Date of notification

12 September 2006